EXHIBIT 99.1

Investor Presentation May 2022

Disclaimer

This presentation contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.vincipartners.com/financials/sec-filings.

We have prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection w ith any contract or commitment whatsoever.

This presentation also includes certain non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this presentation.

2

Business Overview

We are a leading, full-service alternative asset manager in Brazil

Vinci Partners has a proven fundraising track record with a broad fund base

R$57 bn AUM[1]

9 Business Strategies

31% CAGR 2009 – 1Q22[2]

We have gained significant market share over the years operating in a highly attractive growth market



CAGR +28%
vs. +18% CAGR Alt. Brazilian industry[3]
25
37
50
57
2018
2019
2020
1Q'22

Vinci Partners has **~244 full time employees** in **4 offices** and a **global LP footprint**



New York
Recife
Rio de Janeiro
São Paulo

Our business is **profitable and growing**, with **strong operating leverage**

After-tax DE CAGR **97%** 2018-2021

Dividends since IPO **US$0.83** Per share

We have a **high visibility** and **integrated recurring revenues** business model

81% Of you net revenues come from mgmt. Fees[4]

~50% Capital committed for 5+ years

Vinci Partners is a PRI signatory since 2012

PRI Principles for Responsible Investment

See notes and definitions at end of document

4

VINCI partners

2 6 11 15 17 18 20 19 21 24 35 48 54 53 50 57 57 39 61 76 88 76 95 142 121 145 137 196 221 221 217 - 50 100 150 200 250 0 10 20 30 40 50 60 70 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 1Q22 AUM (R$bn) AUM DC¹ (R$bn) Brazil Interest Rates AUM/FTE Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial market We have scaled our platform significantly since our inception in 2009… 2010 Association with “Gas” (Equities) 2012 Company becomes a signatory to PRI. 2012 - 2013 Real Estate, Credit, and Receivables strategy 2011 Inception of Vinci Infrastructure & International strategy PE: Fundraising VCP II (R$2.2bn) 2018 - 2019 Real Estate: IPO VILG and VINO. Follow ons VISC & VILG Public Equities: Acquisition of Mosaico Capital Credit: FIDC Energia Sustentavel funded by BNDES Fundraising of VCI II Infra: IPO VIGT 2009 Establishment of Vinci Partners 2014 - 2016 Vinci begins heavily investing in governance to set a growth platform for the exit of the recessionary market Credit: Fundraising of Vinci Credito Imobiliario I (VCI I) 2017 Launch of VIR strategy Public Equities: Acquisition of Mosaico Capital Real Estate: IPO VISC PE: Fundraising VCP III Infra: Fundraising Vinci Infra II 2021 Vinci ´ s IPO at Nasdaq Private Equity: Final Closing of VIR IV Real Estate and Infra: Fundraising of VFDL and VIAS Follow Ons for VILG, VIGT and VISC IPO of VIUR 2020 Private Equity: First closing of VIR IV Real Estate: IPO of VIFI Follow Ons realized for VILG, VISC and VINO Public Equities: Dissociation with “Gas Investimentos” 2.0% 4.5% 6.5% 7.0% 13.8% 14.3% 11.8% 10.0% 7.3% 11.0% 10.8% 8.8% 2022 Launch of Vinci Retirement Services Real Estate: Follow on for VINO IP&S First Closing of VSP 9.3% See notes and definitions at end of document 5 11.8%

Proven ability to invest proprietary and third - party capital through different products yielding sustainable profitability acros s multiple verticals We offer a complete portfolio of alternative investment products and solutions to both retail and institutional clients Investor Relations, Support, Operations, and ESG Research Risk Legal & Compliance Investor Relations Operations ESG Public Equities Long - term positions based on fundamental analysis of Brazilian publicly - traded companies Financial Advisory High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Credit Tailor - made credit solutions developed to meet needs of both mature and growing businesses Infrastructure Exposure to real assets through equity and debt instruments Private Equity Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Investment Products & Solutions Financial products offering on open platform, providing portfolio and risk management services Real Estate Real estate investment funds that focus on returns from investments in various segments Hedge Funds Multi - strategy approach focused on Brazilian and international highly liquid financial instruments 6

Our platform is built on four key pillars: people, diversification, performance and distribution Strong “Partnership Culture” reinforcing our mission, vision, and values with partners having worked together for over 20 years People Well - established robust “One - stop Shop” AAM platform diversified across products and services puts us in a privileged position to capture expected transformational savings migration in Brazil Diversification Outsized Leading Performance across asset classes consistently outperforming benchmarks Performance Robust multi - channel distribution capacity at scale across investor classes proprietarily developed since our foundation Distribution 7

Our long-standing partnership model drives our success

First-class management team with proven execution capabilities and long-term alignment of interests



Gilberto Sayão
Chairman
29 years experience
29 at Vinci and predecessors



Alessandro Horta
CEO
29 years experience
21 at Vinci and predecessors



Sergio Passos
COO/CFO
28 years experience
24 at Vinci and predecessors



Michel Cukierman
CRO
29 years experience
29 at Vinci and predecessors



Julya Wellisch
CLO
20 years experience
5 at Vinci and predecessors



Roberto Leuzinger
CHRO
28 years experience
13 at Vinci and predecessors



Patricia Amorim
Human Resources
22 years experience
10 at Vinci and predecessors



Fernando Lovisotto
CIO, Head of Liquid Strat.
25 years experience
12 at Vinci and predecessors



Bruno Zaremba
PE Chairman and Head of IR
26 years experience
26 at Vinci and predecessors



Leandro Bousquet
Head of Real Estate
28 years experience
12 at Vinci and predecessors



Jose Guilherme Souza
Head of Infrastructure
28 years experience
17 at Vinci and predecessors



Marcello Almeida
Head of Credit
28 years experience
27 at Vinci and predecessors



Roberto Knoepfelmacher
Head of Equities
22 years experience
5 at Vinci and predecessors



Felipe Bittencourt
Financial Advisory Head
23 years experience
14 at Vinci and predecessors



Olavo Tortelli
Distribution for Individual Investors
31 years experience
20 at Vinci and predecessors



Andre Simões
Investment Products And Solutions
19 years experience
10 at Vinci and predecessors



Marcelo Rabbat
Head of Institutional Distribution
33 years experience
12 at Vinci and predecessors



Ronaldo Boruchovitch
Head of Allocation and Distribution
33 years experience
25 at Vinci and predecessors



Pedro Quintella
Head of International Distribution
23 years experience
14 at Vinci and predecessors



Luiz Otavio Laydner
Head of Research
29 years experience
22 at Vinci and predecessors



José Carlos Carvalho
Economic Department
34 years experience
5 at Vinci and predecessors



Gabriel Felzenszwalb
Co-head Private Equity
20 years experience
14 at Vinci and predecessors



Carlos Eduardo Martins
Co-head Private Equity
18 years experience
14 at Vinci and predecessors



José Luis Pano
Impact Investing
36 years experience
19 at Vinci and predecessors

Strong Fundraising Capabilities + **Unique Expertise in Capital Allocation** + **Solid Execution Translating into Returns**

8
VINCI partners

24% 11% 4% 6% 22% 15% 7% 11% Private Equity Real Estate Credit Infrastructure IP&S Public Equities Hedge Funds Advisory 19% 9% 6% 3% 41% 17% 5% 36% 23% 23% 9% 9% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric Our AUM is highly diversified across different strategies and clients 45 % of net revenues come from private market strategies ² 46 % of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 1Q ' 22 Net Revenues 1Q ' 22 LTM See notes and definitions at end of document AUM 1Q ' 22 9

Our AUM funding base is mostly built upon our proprietary distribution channels Private Markets 1Q’22 AUM Liquid Strategies 1Q’22 AUM IP&S 1Q’22 AUM Private Markets’ AUM base favors long - term to perpetual capital commitments 93% of Liquid Strategies’ AUM is distributed across proprietary relationships with institutional and HNWI clients 46% of IP&S’ AUM comes from local institutional investors 10 46% 39% 15% 44% 42% 7% 7% 37% 24% 19% 15% 5% Institutional Offshore Public Market Vehicles Local Institutional HWNI Allocators & Distributors

We are pioneers among Brazilian firms in our commitment to ESG

Our ESG approach is a fundamental value that permeates throughout our investment strategies

Impact monitoring KPIs

- Growth of Average Salary and Number of Employees
- Gender Equality
- Employees Covered by Healthcare Benefits
- Policies Against Discrimination Based on Sexual Preference and Persons with Disabilities
- Implementation of Governance Practices
- Taxes Paid per Investment
- Revenue Growth

Innovative ESG related products

VIR IV - launched with dual mandate of targeting measurable ESG impact and achieving market returns

Vinci Energia Sustentavel (VES) - Credit Fund focused on private debt related to green energy funded by BNDES

2003
NE Empreendedor
Raised and invested by Vinci's team (at Banco Pactual)

2004
Fund I US$608 million of invested capital by Vinci's team (at Banco Pactual)

2009
Vinci foundation: We believe in **ethics as the best value in a relationship**

2011
VCP II
US$1.4 billion fund closed

2012
Vinci as a PRI signatory

PRI

2014
ESG Policy for Private Equity

2017
New ESG Model and new Governance and Compliance models

IFC

2017
Vinci assumes NE II and NE III[1] management

NE II 4 investments valued at zero

NE III R$240mm Dry Powder

2018
NE III
(GIIN metrics)

GIIN

VES
Win public auction from BNDES

2019
Vinci PE granted PRI A Score

ESG Policy for Public Equity and Credit

Development of the Impact Framework (VIR IV)

PRI

2019
VCP III
US$1.0bn fund closed[2]

VIR IV BNDES approved anchor commitment

2020
Vinci engaged with the IDB to apply the WEPs tool

First ESG Annual Report for VCP III

UN WOMEN IDB

2020
VIR IV in the process of becoming a OPIM signatory

2021
VIR IV (largest impact fund in Brazil) final closing of R$ 1 billion

VES was the first Brazilian fund to receive the "European Standard" label

2021
VIR IV won the Private Equity ESG Fund of the Year Award from Environmental Finance

Vinci received the WOB – Women on Board seal

WOB

See notes and definitions at end of document

11

VINCI partners

Risk management committee composed and supervised by senior executives including the addition of Julya Wellish as a partner and head of Legal & Compliance (Previously Chief Prosecutor at CVM 1 ) We place a strong emphasis on risk management, taking the utmost care of our clients ’ capital ▪ Mandatory annual compliance training programs to all of Vinci Partners’ employees ▪ Mandatory annual information security policy awareness training to all employees ▪ Vinci Partners practices top - notch risk management strategies, including but not limited to restriction list systems, Chinese Wall, anti - bribery and corruption practices and restriction on securities trading ▪ Risk & compliance committee composed by CCO, CRO, CFO and CHRO ▪ Biannual and ad - hoc meetings ensuring proactive supervision ▪ Anti - money laundering & countering financing of terrorism committee composed by the CCO, CRO, CFO, CHRO and CEO ▪ Annual and ad - hoc meetings ensuring proactive supervision ▪ Cyber security systems and procedures to prevent, monitor and combat cyber threats and risks ▪ Contingency response plans that allow continuity of business in case of incidents Compliance Training Programs Risk & Compliance Committee AML & CFT Committee Cyber Security Program Risk Management Best Practices See notes and definitions at end of document 12

We are a leader in Brazilian alternative asset management with strong competitive advantages

Vinci Partners differentiators

VINCI partners

- ~50% of AUM committed for over 5 years
- Partnership model: 35 partners
- Diversified business model 9 business units
- AUM CAGR 2018 – 1Q22 ~30%
- 45% of Net Revenues come from Private Market Strategies

Vinci Partners Competitive Advantage

Well developed | Developed | In development

Independent asset manager[1]	Product offering: Private markets							Capabilities	
Company	PE	RE	Infra	Credit	Liquid Strategies	Investment Products & Solutions	Retirement Services	Distribution	Platform Integration
VINCI partners	Well developed	Well developed	Developed	Developed	Well developed	Well developed	In development	Well developed	Well developed
Other Alternative Local Asset Managers[2]	Well developed	Developed	Developed	Well developed	Well developed			Developed	In development
Other Independent Asset Managers[3]	Developed				Well developed			Developed	In development
Hedge funds[4]					Well developed			Developed	
Incumbent banks[5]				Well developed	Developed	Developed	Developed	Well developed	Well developed

See notes and definitions at end of document

13

VINCI partners

Financial Highlights

/ We are starting in 2022 a strong cycle for fundraising in Private Markets Vinci Capital Partners IV (VCP IV) Vinci Impact Climate Change (VICC) Vinci Debêntures Infra - Credit We have a target fundraising of R$10 billion for our Private Markets’ closed - end funds… ▪ VCP IV is the fourth vintage of Vinci's growth/buyout flagship Private Equity strategy . ▪ We have announced a new listed REIT within Credit, VCRI, focused on investing in real estate MBS. … and our highly diversified platform continues to provide growth opportunities Listed Products Private Markets’ allocation Pension Plans & Exclusive Mandates ▪ Our listed REITs are fully deployed and eligible to come back with follow - on offerings throughout the year . ▪ We are launching a new product within IP&S, Vinci Strategic Partners (“VSP”), a Private Markets FoF . ▪ Our exclusive mandates vertical is well positioned to repeat its success in 2022 . See notes and definitions at end of document ▪ Expected first closing : 1 st half of 2022 . ▪ VCP III ( 2018 vintage) : 48 . 6 % Gross IRR ; 1 . 6 Gross MOIC . ¹ ▪ Expected first closing: 2 nd half of 2022. ▪ This is our first effort in the allocation services for alternative investments, an underpenetrated sector in Brazil. ▪ We continue to observe great market opportunity within the pension plans strategy. ▪ Vinci is leveraging on its strong track record in the Power Sector to launch a Climate related strategy anchored in renewable energy . ▪ We are developing a new listed REIT focused on the agribusiness sector. ▪ Expected first closing: 2 nd half of 2022. ▪ Anchor institutional investor to seed the fund in its first close . ▪ New strategy within Credit segment that aims to invest in incentivized infrastructure debentures . 15

147 224 271 361 6 62 40 38 20 11 29 67 172 297 340 465 2018 2019 2020 2021 Management Performance Advisory 290 366 54 31 28 5 372 453 1Q'21 LTM 1Q'22 LTM We have a resilient business model with high management fee centricity Vinci’s revenue is primarily derived from management fees (R$ mm) Total Expenses 1Q ' 21 LTM vs. 1Q’22 LTM (R$mm) 85% % Mgmt. fees 75% 78% ▪ Revenues are expanding alongside AUM growth, with total net revenues over the last twelve months representing a 22% increase yea r - over - year. ▪ Management fees continue to be the main contributor to net revenues, accounting for 81% of total revenues over the last twelv e m onths. ▪ Total operating expenses of R$217.4 during the 1Q’22 LTM , an increase of 21% when compared to the 1Q’21 LTM . This increase was partially driven by new recurring costs related to becoming a public company¹ throughout the year of 2021. - 12% 77% 93% +22% 78% 81 % See notes and definitions at end of document 80% 16 + 21% 83 95 64 80 16 24 16 18 179 217 1Q'21 LTM 1Q'22 LTM Bonus compensation Corporate center Segment Personnel expenses Other G&A 82 87 10 3 15 4 107 94 1Q'21 1Q'22

81% 19% Private Equity Infrastructure Vinci holds a strong position for future realization of performance fees in private market funds ▪ Performance fee receivable increased to R$104.6 million in the 1Q’22, a 3% increase quarter - over - quarter, driven mostly by appre ciation in the VCP III strategy. ▪ The VCP strategy¹ in Private Equity accounted for R$84.6 million in accrued performance fees, or 81% of total performance fee s. ▪ Vinci Partners had R$8 billion as of 1Q’22 in performance eligible AUM coming from Private Markets’ funds still within invest men t period. R$104.6 mm Accrued Performance Fees (R$ mm) Accrued Performance Fees by Strategy (%) Vinci Partners recognizes the performance revenue according to IFRS 15 . Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement . The fund FIP Infra Transmissão in Infrastructure had R $ 20 . 0 million as of the end of the first quarter of 2022 booked as unrealized performance fees in the company ´ s balance sheet . Accrued performance fees shown for Private Equity funds of R $ 84 . 6 million as of the end of the first quarter of 2022 have not been booked as unrealized performance fees in the company ´ s balance sheet . See notes and definitions at end of document 17

…and additional gains from our GP Investments and financial income

- Realized GP Investment[1] and Financial income[2] of R$27.0 million in the 1Q'22, up 469% year-over-year, driven by realized gains in our liquid funds' portfolio.
- Realized GP Investment income of R$2.0 million in the quarter, coming primarily from dividend distributions of the company's proprietary stake in listed REITs.
- Realized GP Investment[1] and Financial income[2] accounted for R$64.9 million over the 1Q'22 LTM , up 929% when compared to the 1Q'21 LTM .

Realized GP Investment[1] and Financial income[2] 1Q'22 vs 1Q'21 (R$mm)


27
2
25
5
5
1Q'21
1Q'22
Realized Financial Income
Realized GP Investment Income

Realized GP Investment[1] and Financial income[2] 1Q'22 LTM vs 1Q'21 LTM (R$mm)


65
16
49
6
6
1Q'21 LTM
1Q'22 LTM
Realized Financial Income
Realized GP Investment Income

See notes and definitions at end of document

18

138 243 1Q'21 LTM 1Q'22 LTM 47 58 1Q'21 1Q'22 157 216 1Q'21 LTM 1Q'22 LTM 50 44 1Q'21 1Q'22 31 98 127 232 2018 2019 2020 2021 Which translates to a highly visible growth and profitability profile Fee - Related Earnings (FRE) – R$mm Adjusted After - tax Distributable Earnings¹ (DE) – R$mm 42% FRE Margin 50% 34% DE Margin 33% 18% ▪ Fee - Related Earnings (FRE) has been growing at a 60% CAGR in the past three years, and we expect to continue going forward as we expand AUM with new product launches in our private market strategies and inflows into our IP&S segment. ▪ Distributable Earnings (DE) has been growing at a 97% CAGR in the past three years as the business benefits from the platform ’s growth and profitability profile. 52% 48% +38% 49% 51% +22% 42% 48% + 77% 38% 46% 54 98 151 222 2018 2019 2020 2021 52% - 13% 38% 45% 19

Key Takeaways 73 % FRE as % DE 1Q ’ 22 LTM We operate a highly predictable business model with recurring revenues coming primarily from management fees 1 We see a relevant upside coming from potential future realization of performance fees R$104.6 m illion in accrued performance fees in Private Markets’ funds 2 Current macroeconomic scenario presents attractive opportunities to grow AUM through M&A 5 3 We believe Vinci is one of the best positioned AAM’s in Brazil to capture the shift in asset allocation, due to its highly diversified and robust platform 9 business strategies 5 distribution channels 4 We are committed to generating strong growth combined with capital distributions to our shareholders 5 .7% Annualized dividend yield¹ ~50% AUM +5 years lockup See notes and definitions at end of document 20 Complementary and/or Synergistic business lines

Appendix – I Segment summaries

49% 20% 18% 13% Financials by segment ▪ Fee Related Earnings (FRE) were R$216.1 million over the 1Q’22 LTM, with 49% of FRE coming from Private Markets, followed by Liq uid Strategies accounting for 20%, IP&S for 18% and Financial Advisory for 13%. ▪ Segment Distributable Earnings were R$255.9 million over the 1Q’22 LTM, with 51% coming from Private Markets’ strategies, fol low ed by Liquid Strategies and IP&S, each accounting for 19% and Financial Advisory for 11%. Segment Distributable Earnings 1Q’22 LTM by Segment Fee Related Earnings (FRE) 1Q’22 LTM by Segment R$216 mm R$256 mm 51% 19% 19% 11% Private Markets Liquid Strategies IP&S Financial Advisory 22

We offer a complete and diversified platform for alternative investments The private equity strategy invests through two sub - strategies : Vinci Capital Partners : VCP focuses on control and co - control investments, executing across growth equity transactions, greenfield investments, buyouts and turnarounds . The VCP strategy is currently within investment period for its third vintage, Vinci Capital Partners III . Vinci Impact and Return : VIR focuses on minority investments in small - to - medium enterprises with a dual mandate of generating ESG impact as well as market returns . The VIR strategy is currently within investment period for its fourth vintage, Vinci Impact and Return IV, the largest impact oriented private equity fund in Latin America . Private Equity – R$11.0bn AUM (53%) Real Estate – R$5.3bn AUM (25%) PRIVATE MARKETS R$21 BILLION AUM The real estate strategy invests through two subs - strategies : Public listed REITs : The real estate strategy currently manages five public REITs, listed on the Brazilian stock exchange, with more than 350 , 000 retail investors . The REIT strategy consists of perpetual capital funds, focused on the acquisition of core, income generating real estate assets, and invests through five sub - strategies : shopping malls, industrial assets, offices, financial instruments and urban commercial properties . Opportunistic Development : The real estate team has extended experience in the development of real estate properties and currently manages a fund focused on the development of industrial properties in Brazil . The Infrastructure strategy invests across two core sub - strategies : Sector - focused funds: The Infrastructure team manages closed - end funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure, through investments in the privatization of state - owned companies and concessions that provide water and sewage services, development of greenfield projects, and core transmission assets. The team also manages a public market vehicle, listed on the Brazilian stock exchange, VIGT, focused on the acquisition of yield - generating power transmission assets. Structured Credit : The team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors . Infrastructure – R$1.5bn AUM (7%) Credit – R$3.2bn AUM (15%) The credit strategy invests across three core sub - strategies : Infrastructure Debt : The team manages a credit fund, Vinci Energia Sustentável, or VES, dedicated to investments in debentures to finance greenfield and brownfield projects with a focus on renewable energy following ESG guidelines . Real Estate Debt : Investment opportunities in senior secured loans/securities in the form of debentures or MBS, backed by underlying real estate loans and/or receivables . Structured Credit : Comprises a group funds, including open - ended funds and managed accounts, investing in senior secured loans and short - term receivables . 23

Private Markets

- Fee related earnings (FRE) of R$24.9 million in the quarter, up 4% year-over-year. FRE was R$106.8 million over the 1Q'22 LTM, an increase of 21% when compared to the 1Q'21 LTM, driven by the strong fundraising over the last twelve months.
- Segment Distributable Earnings of R$26.9 million in the quarter, up 11% year-over-year. Segment DE was R$131.0 million over the 1Q'22 LTM, an increase of 45% when compared to the 1Q'21 LTM.
- Total AUM of R$21.0 billion at the end of the quarter, a decrease of 1% year-over-year. During the first quarter of 2022, we had R$1.1 billion in capital return coming from realizations in FIP Energia PCH, after the successful completion of the mandate won in 2015 by our Infrastructure team, to restructure the fund's portfolio and return capital to LPs.
- During the first quarter of 2022, our listed REIT, VINO11, closed its sixth issue of additional quotas, adding R$215 million in perpetual capital.

(R$ thousands, unless mentioned)	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
Net revenue from management fees	46,581	46,759	0%	173,208	194,662	12%
Net revenue from advisory fees	505	467	-8%	781	5,615	619%
Total Fee Related Revenues	**47,086**	**47,226**	**0%**	**173,989**	**200,277**	**15%**
Segment personnel expenses	(2,438)	(2,736)	12%	(8,169)	(10,869)	33%
Other G&A expenses	(2,325)	(2,755)	18%	(9,744)	(11,803)	21%
Corporate center expenses	(10,584)	(9,554)	-10%	(36,222)	(37,426)	3%
Bonus compensation related to management and advisory	(7,731)	(7,307)	-5%	(31,701)	(33,338)	5%
Total Fee Related Expenses	**(23,078)**	**(22,352)**	**-3%**	**(85,836)**	**(93,436)**	**9%**
FEE RELATED EARNINGS (FRE)	**24,008**	**24,874**	**4%**	**88,153**	**106,841**	**21%**
FRE Margin (%)	*51.0%*	*52.7%*		*50.7%*	*53.3%*	
Net revenue from performance fees	462	640	38%	18,377	5,162	-72%
Realized performance fees	40	4	-90%	2,967	12,663	327%
Unrealized performance fees	422	636	51%	15,411	(7,501)	N/A
Performance based compensation	(162)	(226)	40%	(6,854)	(1,611)	-76%
PERFORMANCE RELATED EARNINGS (PRE)	**300**	**414**	**38%**	**11,524**	**3,551**	**-69%**
PRE Margin (%)	*65.0%*	*64.7%*		*62.7%*	*68.8%*	
(-) Unrealized performance fees	(422)	(636)	51%	(15,411)	7,501	N/A
(+) Unrealized performance compensation	150	225	50%	5,959	(2,658)	N/A
(+) Realized GP investment income	112	2,045	1,726%	140	15,784	11,174%
SEGMENT DISTRIBUTABLE EARNINGS	**24,148**	**26,922**	**11%**	**90,365**	**131,019**	**45%**
Segment DE Margin (%)	*51.1%*	*54.6%*		*51.0%*	*57.3%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**21,352**	**21,041**	**-1%**	**21,352**	**21,041**	**-1%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**19,336**	**19,192**	**-1%**	**19,336**	**19,192**	**-1%**
AVERAGE MANAGEMENT FEE RATE (%)	*0.98%*	*0.92%*		*0.98%*	*0.96%*	
FULL TIME EMPLOYEES	**50**	**50**	**0%**	**50**	**50**	**0%**



Private Markets' AUM
Infrastructure 7%
Credit 15%
Private Equity 53%
Real Estate 25%
R$21 bn AUM

24

We have an established and widely recognized liquid strategies platform LIQUID STRATEGIES R$12 BILLION AUM Vinci Partners has a long track record and deep experience investing in public equities in Brazil . We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls . Our public equities strategy invests according to two key sub - strategies : All Caps : The all - caps sub - strategy focuses on long term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints . Our all caps flagship strategy is Vinci Mosaico , that seeks to achieve long - term results above the Brazilian stock market . The team also manages a sovereign wealth exclusive mandate under the all caps strategy . Dividends : The dividends sub - strategy focuses on well - managed companies with a strong presence in their segments that are generating significant cash returns through dividends . Our flagship strategy is Vinci Gas Dividendos , that seeks to achieve long - term returns by investing in companies with a consistent history of dividends’ payment . Public Equities – R$9.3bn AUM (76%) Our hedge funds team operates under a multi - manager strategy with several portfolio managers each pursuing independent strategies . The portfolio managers have access to both our macro and equities research dedicated teams . It helps creating a very robust analysis of the markets and developed markets currencies, government bonds and derivatives . We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors . Our hedge funds strategy invests through two key sub - strategies : Vinci Atlas : Our hedge funds flagship strategy invests across five principal sub - strategies : nominal interest, inflation, commodities, currencies and equities . Total Return : The total return strategy focuses on high absolute risk - adjusted returns through fundamental analysis, diversification and use of derivatives . Hedge Funds – R$2.9bn AUM (24%) 25

Liquid Strategies

- Fee related earnings (FRE) of R$10.4 million in the quarter, up 2% year-over-year. FRE was R$42.9 million over the last twelve months, an increase of 17% compared to the 1Q'21 LTM, driven by the end of the revenue sharing agreement with GAS Investimentos in 2021, which impacted positively our average management fee rate.
- Performance related earnings (PRE) of R$1.6 million in the quarter, up 23% year-over-year. PRE was R$5.2 million over the last twelve months, an increase of 4% when compared to the 1Q'21 LTM.
- Segment Distributable Earnings of R$12.0 million in the quarter, up 4% year-over-year.
- AUM remained resilient, ending the 1Q'22 with R$12.2 billion, with no relevant outflows over the last twelve months, primarily due to the solid performance from our flagship funds and our long-term oriented investor base, composed mainly by institutional investors.

(R$ thousands, unless mentioned)	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
Net revenue from management fees	19,983	20,573	3%	64,679	87,376	35%
Net revenue from advisory fees	-	-	N/A	-	-	N/A
Total Fee Related Revenues	**19,983**	**20,573**	**3%**	**77,324**	**87,376**	**13%**
Segment personnel expenses	(1,293)	(1,384)	7%	(4,850)	(5,659)	17%
Other G&A expenses	(624)	(676)	8%	(2,812)	(2,858)	2%
Corporate center expenses	(4,492)	(4,203)	-6%	(16,173)	(17,396)	8%
Bonus compensation related to management and advisory	(3,420)	(3,948)	15%	(16,703)	(18,559)	11%
Total Fee Related Expenses	**(9,829)**	**(10,212)**	**4%**	**(40,538)**	**(44,472)**	**10%**
FEE RELATED EARNINGS (FRE)	**10,154**	**10,361**	**2%**	**36,786**	**42,904**	**17%**
FRE Margin (%)	*50.8%*	*50.4%*		*47.6%*	*49.1%*	
Net revenue from performance fees	2,009	2,325	16%	7,610	10,730	41%
Realized performance fees	*2,009*	*2,325*	*16%*	*7,610*	*10,730*	*41%*
Unrealized performance fees	-	-	*N/A*	-	-	N/A
Performance based compensation	(703)	(722)	3%	(2,591)	(5,531)	113%
PERFORMANCE RELATED EARNINGS (PRE)	**1,306**	**1,603**	**23%**	**5,019**	**5,199**	**4%**
PRE Margin (%)	*65.0%*	*68.9%*		*66.0%*	*48.5%*	
(-) Unrealized performance fees	-	-	N/A	-	-	N/A
(+) Unrealized performance compensation	-	-	N/A	-	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**11,460**	**11,963**	**4%**	**41,806**	**48,103**	**15%**
Segment DE Margin (%)	*52.1%*	*52.2%*		*49.2%*	*49.0%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	12,962	12,243	-6%	12,962	12,243	-6%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	12,840	12,104	-6%	12,840	12,104	-6%
AVERAGE MANAGEMENT FEE RATE (%)	*0.65%*	*0.74%*		*0.50%*	*0.74%*	
FULL TIME EMPLOYEES	24	21	-13%	24	21	-13%


Liquid Strategies' AUM
Hedge Funds
24%
R$12 bn
AUM
Public
Equities
76%

26
VINCI partners

We are market leaders in providing investment solutions to our clients In our separate exclusive mandates, we provide investment solutions to institutional investors, such as small to medium - sized foundations, pension funds and financial institutions in Brazil, and high net worth individuals . Our asset allocation team seeks tailored made and distinctive portfolio construction solutions, addressing the clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity . Separate Exclusive Mandates – R$15.4bn AUM (66%) International – R$2.7bn AUM (12%) INVESTMENT PRODUCTS & SOLUTIONS R$23 BILLION AUM Commingled Funds – R$2.9bn AUM (12%) Pension Plans – R$2.4bn AUM (10%) Our focused commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies . Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa . Within our IP&S segment we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office . We provide tailored made investment solutions for local institutional investors and nigh net worth individuals that are seeking risk diversification by allocating part of their portfolios outside Brazil . Within our IP&S segment, we manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits . Our flagship strategy, “Vinci Equilíbrio”, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives and other funds. 27

Separate Mandates 66% Commingled Funds 12% International 12% Pension Plans 10% IP&S AUM (R$ thousands, unless mentioned) 1Q'21 1Q'22 ∆ (%) 1Q'21 LTM 1Q'22 LTM ∆ (%) Net revenue from management fees 15,280 19,897 30% 52,335 84,416 61% Net revenue from advisory fees 19 7 - 64% 96 42 - 56% Total Fee Related Revenues 15,299 19,904 30% 52,430 84,458 61% Segment personnel expenses (971) (1,827) 88% (3,491) (5,275) 51% Other G&A expenses (465) (600) 29% (1,455) (2,226) 53% Corporate center expenses (3,439) (4,065) 18% (10,892) (16,184) 49% Bonus compensation related to management and advisory (3,669) (4,156) 13% (13,432) (20,698) 54% Total Fee Related Expenses (8,544) (10,648) 25% (29,270) (44,384) 52% FEE RELATED EARNINGS (FRE) 6,755 9,255 37% 23,160 40,074 73% FRE Margin (%) 44.2% 46.5% 44.2% 47.4% Net revenue from performance fees 7,481 208 - 97% 20,837 14,964 - 28% Realized performance fees 7,481 208 - 97% 20,837 14,964 - 28% Unrealized performance fees - - N/A - - N/A Performance based compensation (2,427) (84) - 97% (6,602) (4,599) - 30% PERFORMANCE RELATED EARNINGS (PRE) 5,054 124 - 98% 14,235 10,364 - 27% PRE Margin (%) 67.6% 59.5% 68.3% 69.3% ( - ) Unrealized performance fees - - N/A - - N/A (+) Unrealized performance compensation - - N/A - - N/A SEGMENT DISTRIBUTABLE EARNINGS 11,809 9,379 - 21% 37,398 50,439 35% Segment DE Margin (%) 51.8% 46.6% 51.0% 50.7% ASSETS UNDER MANAGEMENT (AUM R$millions) 20,449 23,394 14% 20,449 23,394 14% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) 20,299 23,258 15% 20,299 23,258 15% AVERAGE MANAGEMENT FEE RATE (%) 0.35% 0.37% 0.38% 0.39% FULL TIME EMPLOYEES 13 14 8% 13 14 8% Investment Products & Solutions ▪ Fee related earnings (FRE) of R$9.3 million in the quarter, up 37% year - over - year. FRE was R$40.1 million over the last twelve m onths, an increase of 73% when compared to the 1Q’21 LTM, driven by the growth in management fees following notable fundraising in separate mandates ov er the last twelve months. ▪ Performance related earnings (PRE) of R$124 thousand, down 98% year - over - year, due to higher contribution from international exc lusive mandates in the 1Q’21. PRE over the last twelve months was R$10.4 million, a decrease of 27% when compared to the 1Q’21 LTM. ▪ Segment Distributable Earnings of R$9.4 million in the quarter, down 21% year - over - year, due to a bigger contribution from PRE i n the 1Q’21. Segment DE was R$50.4 million over the last twelve months, an increase of 35% when compared to the 1Q’21 LTM. ▪ Total AUM of R$23.4 billion, up 14% year - over - year, driven by outstanding fundraising for new separate mandates in 2021. During the 1Q’22, we closed our first vintage of our new strategy Vinci Strategic Partners, or VSP, a Private Markets FoF, adding R$187 million of long - term cap ital to the platform. R$23 bn AUM 28

We have a leading financial advisory business

FINANCIAL ADVISORY



About our Financial Advisory team

Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre-IPO and M&A advisory services for Brazilian middle-market companies.

We believe our financial advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace.

As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long-term relationships, and alignment of interests with clients.

About the Services provided

The Financial Advisory platform provides conflict-free advice with senior focus for value creation and long-term support. The platform focuses on two main sub-strategies:

Merges and Acquisitions (M&A): advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports.

Capital Markets: conflict-free advisory for IPO and pre-IPO, block trades, debt restructuring and market/investor communication.

Outstanding position in the Brazilian market

Vinci Financial Advisory is consolidated as the most relevant independent financial advisor in Brazil, having being recognized in several awards for M&A transactions, such as:

The M&A Atlas Awards:

- *Best Independent Advisors for M&A - 2022*
- *Best Investment Bank (Brazil, "Middle Market") – 2020 & 2019*
- *Transaction of the Year (Brazil) – 2020 & 2019*

#1 in Ranking of independent financial advisors in Brazil in number of deals closed – Bloomberg (2017-2019 / 2020 / 2021)

Rede D'Or São Luiz / SulAmérica
Elaboration of fairness opinion on the merger of Rede Dor and Sulamerica
2022

QI Tech
Financial Advisor to QI Tech's partners in the capitalization by GIC.
2021

BPP
Exclusive Financial Advisor of BPP in its sale to Dock
2021

BEMOBI
Exclusive Financial Advisor for Bemobi in two acquisitions.
2021

BRL TRUST
Sale to Apex Group
June - 2021
Financial Services

espaçolaser
IPO Jan - 2021
Capitalization of Espaçolaser by L Catterton
Dec - 2016
Beauty & Aesthetic

29

VINCI partners

Financial Advisory

- Fee related earnings (FRE) of R$690 thousand in the quarter, down 93% year-over-year, due to a greater contribution from advisory fees in the 1Q'21, when the Advisory team closed the pre-IPO advisory for B3 listed company Espaço Laser.
- FRE was R$27.7 million over the last twelve months, an increase of 97% when compared to the 1Q'21 LTM, a consequence of the stronger deal activity in 2021.
- Segment Distributable Earnings over the last twelve months were R$27.7 million, an increase of 97% year-over-year when compared to the 1Q'21 LTM.

(R$ thousands, unless mentioned)	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
Net revenue from management fees	-	-	N/A	-	-	N/A
Net revenue from advisory fees	14,541	3,201	-78%	27,055	49,708	84%
Total Fee Related Revenues	**14,541**	**3,201**	**-78%**	**27,055**	**49,708**	**84%**
Segment personnel expenses	(395)	(505)	28%	(1,130)	(1,798)	59%
Other G&A expenses	(181)	(209)	15%	(882)	(1,291)	46%
Corporate center expenses	(975)	(938)	-4%	(3,190)	(8,843)	177%
Bonus compensation related to management and advisory	(3,707)	(858)	-77%	(7,809)	(10,116)	30%
Total Fee Related Expenses	**(5,258)**	**(2,510)**	**-52%**	**(13,011)**	**(22,048)**	**69%**
FEE RELATED EARNINGS (FRE)	**9,283**	**690**	**-93%**	**14,043**	**27,660**	**97%**
FRE Margin (%)	*63.8%*	*21.6%*		*51.9%*	*55.6%*	
SEGMENT DISTRIBUTABLE EARNINGS	**9,283**	**690**	**-93%**	**14,043**	**27,660**	**97%**
Segment DE Margin (%)	*63.8%*	*21.6%*		*51.9%*	*55.6%*	

30

Retirement Services

- We are structuring a new business vertical, Vinci Retirement Services, or VRS, focused on planning and building long-term investment portfolios that will assist investors to achieve their retirement goals. We are assembling a fully dedicated and specialized team to conduct this project, with the leadership of Vinicius Albernaz, our partner and former CEO of Bradesco Seguros and BRAM.
- Fee Related Earnings (FRE) of negative R$1.4 million in the quarter.

(R$ thousands, unless mentioned)/	1Q'21	1Q'22	Δ (%)	1Q'21 LTM	1Q'22 LTM	Δ (%)
Net revenue from management fees	-	-	N/A	-	-	N/A
Net revenue from advisory fees	-	-	N/A	-	-	N/A
Total Fee Related Revenues	-	-	**N/A**	-	-	**N/A**
Segment personnel expenses	-	(97)	N/A	-	(97)	N/A
Other G&A expenses	-	(263)	N/A	-	(263)	N/A
Corporate center expenses	-	0	N/A	-	0	N/A
Bonus compensation related to management and advisory	-	(1,002)	N/A	-	(1,002)	N/A
Total Fee Related Expenses	-	**(1,362)**	**N/A**	-	**(1,362)**	**N/A**
FEE RELATED EARNINGS (FRE)	-	**(1,362)**	**N/A**	-	**(1,362)**	**N/A**
FRE Margin (%)	*N/A*	*N/A*		*N/A*	*N/A*	
Net revenue from performance fees	-	-	N/A	-	-	N/A
Realized performance fees	-	-	*N/A*	-	-	*N/A*
Unrealized performance fees	-	-	*N/A*	-	-	*N/A*
Performance based compensation	-	-	N/A	-	-	N/A
PERFORMANCE RELATED EARNINGS (PRE)	-	-	**N/A**	-	-	**N/A**
PRE Margin (%)	*N/A*	*N/A*		*N/A*	*N/A*	
(-) Unrealized performance fees	-	-	N/A	-	-	N/A
(+) Unrealized performance compensation	-	-	N/A	-	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	-	**(1,362)**	**N/A**	-	**(1,362)**	**N/A**
Segment DE Margin (%)	*N/A*	*N/A*		*N/A*	*N/A*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	-	-	**N/A**	-	-	**N/A**
FULL TIME EMPLOYEES	-	3	**N/A**	-	3	**N/A**

31
VINCI partners

Appendix – II Financial statements

How to analyze Vinci Partners’ financial model Fee Related Earnings (FRE) (+) Management fees: our main source of revenues, derived from fees charged over our Fee - Earning AUM (+) Advisory fees: fees charged over advisory services provided by our financial advisory and management teams ( - ) Operating expenses: includes all G&A, personnel and profit - sharing expenses (related to mgmt. and adv. fees) Performance Related Earnings (PRE) (+) Performance fees: derived from fees charged over our Performance - Eligible AUM. In most of our LS and IP&S segments, performance fees are charged over a hurdle rate once the fund’s return exceeds its benchmark. In our Private Market strategies most of the funds charge performance over the fund’s absolute return once it surpasses its preferred rate. ( - ) Performance compensation: compensation allocated to the management teams linked to generated performance fees Distributable Earnings (DE) (+) FRE (+) Cash PRE: PRE less unrealized performance fees and unrealized performance compensation (+) Realized GP Investment Income: realized income derived from our GP Investments in our Private Market funds (+) Realized Financial Income: realized income derived from the company’s cash allocations (+) D&A: non - cash expense that is added back to our Distributable Earnings calculation ( - ) Cash Income taxes: income taxes calculated over realized revenues 33

Segment Earnings

(R$ thousands, unless mentioned)	Quarterly 2Q'20	3Q'20	4Q'20	1Q'21	2Q'21	3Q'21	4Q'21	1Q'22	Year-to-date 1Q'21 LTM	1Q'22 LTM
Net revenue from management fees	60,826	71,517	76,025	81,843	94,778	92,855	91,594	87,229	290,211	366,456
Net revenue from advisory fees	6,479	330	6,061	15,066	6,378	25,163	20,148	3,674	27,936	55,363
Total Fee Related Revenues	**67,305**	**71,847**	**82,086**	**96,909**	**101,156**	**118,018**	**111,742**	**90,903**	**318,147**	**421,819**
Personnel expenses	(3,600)	(3,456)	(4,232)	(5,097)	(5,528)	(5,600)	(6,021)	(6,549)	(16,385)	(23,698)
Other G&A expenses	(4,436)	(2,152)	(5,545)	(3,574)	(4,058)	(5,163)	(4,717)	(4,503)	(15,707)	(18,441)
Corporate center expenses	(12,632)	(14,312)	(17,372)	(19,512)	(19,296)	(18,149)	(23,642)	(18,761)	(63,827)	(79,848)
Bonus compensation related to management and advisory[1]	(13,607)	(15,740)	(17,294)	(18,526)	(17,082)	(25,994)	(23,367)	(17,272)	(65,167)	(83,715)
Total Fee Related Expenses	**(34,275)**	**(35,659)**	**(44,442)**	**(46,710)**	**(45,964)**	**(54,906)**	**(57,747)**	**(47,085)**	**(161,086)**	**(205,702)**
FEE RELATED EARNINGS (FRE)	**33,030**	**36,188**	**37,644**	**50,199**	**55,192**	**63,112**	**53,995**	**43,818**	**157,061**	**216,117**
FRE Margin (%)	*49.1%*	*50.4%*	*45.9%*	*51.8%*	*54.6%*	*53.5%*	*48.3%*	*48.2%*	*49.4%*	*51.2%*
FRE per share[2](R$/share)	*0.58*	*0.64*	*0.66*	*0.88*	*0.97*	*1.12*	*0.96*	*0.78*	*2.76*	*3.83*
Net revenue from performance fees	19,537	1,697	22,526	9,951	18,624	5,610	3,448	3,172	53,711	30,854
Performance based compensation[3]	(6,712)	(391)	(7,536)	(3,292)	(7,817)	(1,798)	(1,094)	(1,032)	(17,931)	(11,741)
PERFORMANCE RELATED EARNINGS (PRE)	**12,825**	**1,306**	**14,990**	**6,659**	**10,807**	**3,812**	**2,354**	**2,140**	**35,780**	**19,113**
PRE Margin (%)	*65.6%*	*77.0%*	*66.5%*	*66.9%*	*58.0%*	*68.0%*	*68.3%*	*67.5%*	*66.6%*	*61.9%*
(-) Unrealized performance fees	(11,794)	1,678	(4,872)	(422)	(9,065)	7,036	10,166	(636)	(15,410)	7,501
(+) Unrealized performance compensation	4,284	(609)	2,134	150	2,980	(2,258)	(3,605)	225	5,959	(2,658)
(+) Realized GP investment income	1	(9)	36	112	345	1,421	11,973	2,045	140	15,784
SEGMENT DISTRIBUTABLE EARNINGS	**38,346**	**38,554**	**49,932**	**56,699**	**60,259**	**73,123**	**74,883**	**47,593**	**183,531**	**255,857**
Segment DE Margin (%)	*51.1%*	*51.3%*	*50.0%*	*57.5%*	*54.3%*	*55.4%*	*54.5%*	*49.8%*	*51.5%*	*53.8%*
(+) Depreciation and amortization	-	-	1,093	939	926	925	1,127	984	2,032	3,962
(+) Realized financial income	933	49	539	4,644	14,239	315	9,531	24,996	6,165	49,081
(-) Leasing expenses	(3,047)	(3,004)	(3,093)	(3,157)	(3,106)	(3,065)	(2,953)	(2,472)	(12,301)	(11,596)
(-) Other items	207	(62)	(211)	886	(2,120)	775	140	(1,136)	820	(2,341)
(-) Non-recurring expenses[4]	-	-	-	-	-	-	-	(5,109)	-	(5,109)
(-) Income taxes (excluding related to unrealized fees and income)	(9,016)	(9,533)	(11,364)	(12,815)	(15,417)	(10,330)	(14,213)	(11,601)	(42,729)	(51,561)
DISTRIBUTABLE EARNINGS (DE)	**27,423**	**26,004**	**36,896**	**47,195**	**54,781**	**61,743**	**68,515**	**53,255**	**137,518**	**238,294**
DE Margin (%)	*36.1%*	*34.6%*	*36.8%*	*42.4%*	*43.7%*	*46.6%*	*46.7%*	*44.2%*	*37.9%*	*45.4%*
DE per share (R$/share)[5]	*0.48*	*0.46*	*0.65*	*0.83*	*0.97*	*1.09*	*1.22*	*0.95*	*2.42*	*4.23*
(+) Non-recurring expenses including income tax related to realized expense	-	-	-	-	-	-	-	4,437	-	4,437
ADJUSTED DISTRIBUTABLE EARNINGS (DE)	**27,423**	**26,004**	**36,896**	**47,195**	**54,781**	**61,743**	**68,515**	**57,692**	**137,518**	**242,730**
Adjusted DE Margin (%)	*36.1%*	*34.6%*	*36.8%*	*42.4%*	*43.7%*	*46.6%*	*46.7%*	*47.9%*	*37.9%*	*46.2%*
Adjusted DE per share (R$/share)	*0.48*	*0.46*	*0.65*	*0.83*	*0.97*	*1.09*	*1.22*	*1.03*	*2.42*	*4.31*

For comparison purposes only, FRE and DE per share indicated for 2020 quarters and 1Q'21 LTM are calculated considering Vinci Partners' post-IPO share count of 56,913,588

See notes and definitions at end of document

34

VINCI partners

Financials - Income Statement

(R$ thousands, unless mentioned)	Quarterly 2Q'20	3Q'20	4Q'20	1Q'21	2Q'21	3Q'21	4Q'21	1Q'22	Year-to-date 1Q'21 LTM	1Q'22 LTM
REVENUES										
Net revenue from management fees	60,826	71,517	76,025	81,843	94,778	92,855	91,594	87,229	290,211	366,456
Net revenue from performance fees	19,537	1,697	22,526	9,951	18,624	5,610	3,448	3,172	53,711	30,854
Realized performance fees	*7,743*	*3,375*	*17,654*	*9,529*	*9,559*	*12,646*	*13,614*	*2,536*	*38,301*	*38,355*
Unrealized performance fees	*11,794*	*(1,678)*	*4,872*	*422*	*9,065*	*(7,036)*	*(10,166)*	*636*	*15,410*	*(7,501)*
Net revenue from advisory	6,479	330	6,061	15,066	6,378	25,163	20,148	3,674	27,936	55,363
Total net revenues from services rendered	**86,842**	**73,544**	**104,612**	**106,860**	**119,780**	**123,628**	**115,190**	**94,075**	**371,858**	**452,673**
EXPENSES										
Bonus related to management and advisory[1]	(13,607)	(15,740)	(17,294)	(18,526)	(17,082)	(25,994)	(23,367)	(17,272)	(65,167)	(83,715)
Performance based compensation[2]	(6,712)	(391)	(7,536)	(3,292)	(7,817)	(1,798)	(1,094)	(1,032)	(17,931)	(11,741)
Realized	*(2,428)*	*(1,000)*	*(5,402)*	*(3,142)*	*(4,837)*	*(4,056)*	*(4,699)*	*(807)*	*(11,972)*	*(14,399)*
Unrealized	*(4,284)*	*609*	*(2,134)*	*(150)*	*(2,980)*	*2,258*	*3,605*	*(225)*	*(5,959)*	*2,658*
Total compensation and benefits	**(20,319)**	**(16,131)**	**(24,830)**	**(21,818)**	**(24,899)**	**(27,792)**	**(24,461)**	**(18,303)**	**(83,098)**	**(95,455)**
Personnel expenses	(3,600)	(3,456)	(4,232)	(5,097)	(5,528)	(5,600)	(6,021)	(6,549)	(16,385)	(23,698)
Other general and administrative expenses	(4,436)	(2,152)	(5,545)	(3,574)	(4,058)	(5,163)	(4,717)	(4,503)	(15,707)	(18,441)
Corporate center expenses	(12,632)	(14,312)	(17,372)	(19,512)	(19,296)	(18,149)	(23,642)	(18,761)	(63,827)	(79,848)
Total expenses	**(40,987)**	**(36,050)**	**(51,978)**	**(50,002)**	**(53,781)**	**(56,704)**	**(58,841)**	**(48,116)**	**(179,017)**	**(217,442)**
Operating profit	**45,855**	**37,494**	**52,634**	**56,858**	**65,999**	**66,924**	**56,349**	**45,959**	**192,841**	**235,231**
OTHER ITEMS										
GP Investment income	1,591	470	3,368	1,161	(5,206)	(290)	4,415	(4,169)	6,590	(5,250)
Realized gain from GP investment income	*1*	*(9)*	*36*	*112*	*345*	*1,421*	*11,973*	*2,045*	*140*	*15,784*
Unrealized gain from GP investment income	*1,590*	*479*	*3,332*	*1,049*	*(5,551)*	*(1,711)*	*(7,558)*	*(6,214)*	*6,450*	*(21,034)*
Financial income	1,386	491	637	4,497	14,152	(326)	9,579	24,708	7,011	48,113
Realized gain from financial income	*933*	*49*	*539*	*4,644*	*14,239*	*315*	*9,531*	*24,996*	*6,165*	*49,081*
Unrealized gain from financial income	*453*	*442*	*98*	*(147)*	*(87)*	*(641)*	*48*	*(288)*	*846*	*(968)*
Leasing expenses	(3,047)	(3,004)	(3,093)	(3,157)	(3,106)	(3,065)	(2,953)	(2,472)	(12,301)	(11,596)
Other items	207	(62)	(211)	886	(2,120)	775	140	(1,136)	820	(2,341)
Stock compensation plan	-	-	-	-	(1,642)	(1,014)	(1,014)	(736)	-	(4,406)
Non-recurring expenses[3]	-	-	-	-	-	-	-	(5,109)	-	(5,109)
Total Other Items	**137**	**(2,105)**	**701**	**3,367**	**2,078**	**(3,920)**	**10,167**	**11,086**	**2,120**	**19,411**
Profit before income taxes4	**45,992**	**35,389**	**53,335**	**60,245**	**68,077**	**63,004**	**66,516**	**57,045**	**194,961**	**254,642**
(-) Income taxes[4]	(11,071)	(9,653)	(13,092)	(13,232)	(14,671)	(11,401)	(9,923)	(11,739)	(47,048)	(47,734)
NET INCOME	**34,921**	**25,736**	**40,243**	**47,013**	**53,406**	**51,603**	**56,593**	**45,306**	**147,913**	**206,908**
(+) Non-recurring expenses including income tax related to realized expense	-	-	-	-	-	-	-	4,437	-	4,437
ADJUSTED NET INCOME	**34,921**	**25,736**	**40,243**	**47,013**	**53,406**	**51,603**	**56,593**	**49,742**	**147,913**	**211,344**

See notes and definitions at end of document'

35

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	Quarterly 2Q'20	3Q'20	4Q'20	1Q'21	2Q'21	3Q'21	4Q'21	1Q'22	Year-to-date 1Q'21 LTM	1Q'22 LTM
OPERATING PROFIT	45,855	37,494	52,634	56,858	65,999	66,924	56,349	45,959	192,841	235,231
(-) Net revenue from realized performance fees	(7,743)	(3,375)	(17,654)	(9,529)	(9,559)	(12,646)	(13,614)	(2,536)	(38,301)	(38,355)
(-) Net revenue from unrealized performance fees	(11,794)	1,678	(4,872)	(422)	(9,065)	7,036	10,166	(636)	(15,410)	7,501
(+) Compensation allocated in relation to performance fees[1]	6,712	391	7,536	3,292	7,817	1,798	1,094	1,032	17,931	11,741
FEE RELATED EARNINGS (FRE)	33,030	36,188	37,644	50,199	55,192	63,112	53,995	43,818	157,061	216,117
OPERATING PROFIT	45,855	37,494	52,634	56,858	65,999	66,924	56,349	45,959	192,841	235,231
(-) Net revenue from management fees	(60,826)	(71,517)	(76,025)	(81,843)	(94,778)	(92,855)	(91,594)	(87,229)	(290,211)	(366,456)
(-) Net revenue from advisory	(6,479)	(330)	(6,061)	(15,066)	(6,378)	(25,163)	(20,148)	(3,674)	(27,936)	(55,363)
(+) Bonus related to management and advisory[2]	13,607	15,740	17,294	18,526	17,082	25,994	23,367	17,272	65,167	83,715
(+) Personnel expenses	3,600	3,456	4,232	5,097	5,528	5,600	6,021	6,549	16,385	23,698
(+) Other general and administrative expenses	4,436	2,152	5,545	3,574	4,058	5,163	4,717	4,503	15,707	18,441
(+) Corporate center expenses	12,632	14,312	17,372	19,512	19,296	18,149	23,642	18,761	63,827	79,848
PERFORMANCE RELATED EARNINGS (PRE)	12,825	1,306	14,990	6,659	10,807	3,812	2,354	2,140	35,780	19,113
OPERATING PROFIT	45,855	37,494	52,634	56,858	65,999	66,924	56,349	45,959	192,841	235,231
(-) Net revenue from unrealized performance fees	(11,794)	1,678	(4,872)	(422)	(9,065)	7,036	10,166	(636)	(15,410)	7,501
(+) Compensation allocated in relation to unrealized performance fees	4,284	(609)	2,134	150	2,980	(2,258)	(3,605)	225	5,959	(2,658)
(+) Realized gain from GP investment income	1	(9)	36	112	345	1,421	11,973	2,045	140	15,784
SEGMENT DISTRIBUTABLE EARNINGS	38,346	38,554	49,932	56,699	60,259	73,123	74,883	47,593	183,531	255,857
NET INCOME	34,921	25,736	40,243	47,013	53,406	51,603	56,593	45,306	147,913	206,908
(-) Net revenue from unrealized performance fees	(11,794)	1,678	(4,872)	(422)	(9,065)	7,036	10,166	(636)	(15,410)	7,501
(+) Income tax from unrealized performance fees	1,360	(193)	562	49	124	110	(1,173)	73	1,777	(866)
(+) Compensation allocated in relation to unrealized performance fees	4,284	(609)	2,134	150	2,980	(2,258)	(3,605)	225	5,959	(2,658)
(-) Unrealized gain from GP investment income	(1,590)	(479)	(3,332)	(1,049)	5,551	1,711	7,558	6,214	(6,450)	21,034
(+) Income tax on unrealized gain from GP investment income	541	163	1,133	416	(838)	1,179	-	-	2,252	341
(-) Unrealized gain from financial income	(453)	(442)	(98)	147	87	641	(48)	288	(846)	968
(+) Income tax on unrealized gain from financial income	154	150	33	(48)	(32)	(218)	(3,117)	65	290	(3,302)
(+) Depreciation and amortization[3]	-	-	1,093	939	926	925	1,127	984	2,032	3,962
(+) Stock compensation plan	-	-	-	-	1,642	1,014	1,014	736	-	4,406
(+) Non-recurring expenses including income tax related to realized expense	-	-	-	-	-	-	-	4,437	-	4,437
ADJUSTED DISTRIBUTABLE EARNINGS	27,422	26,004	36,896	47,195	54,781	61,743	68,515	57,692	137,518	242,730
TOTAL NET REVENUE FROM SERVICES RENDERED	86,842	73,544	104,612	106,860	119,780	123,628	115,190	94,075	371,858	452,673
(-) Net revenue from realized performance fees	(7,743)	(3,375)	(17,654)	(9,529)	(9,559)	(12,646)	(13,614)	(2,536)	(38,301)	(38,355)
(-) Net revenue from unrealized performance fees	(11,794)	1,678	(4,872)	(422)	(9,065)	7,036	10,166	(636)	(15,410)	7,501
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	67,305	71,847	82,086	96,909	101,156	118,018	111,742	90,903	318,147	421,819

See notes and definitions at end of document

36

VINCI partners

Effective tax rate reconciliation See notes and definitions at end of document (R$ thousands, unless mentioned) 1Q'21 1Q'22 1Q’21 LTM 1Q’22 LTM Profit (loss) before income taxes, not - including Dividends to partners 60,245 57,045 225,833 254,642 Combined statutory income taxes rate - % 34% 34% 34% 34% Income tax benefit (Expense) at statutory rates (20,483) (19,395) (76,783) (86,578) Reconciliation adjustments: Expenses not deductible (52) (18) (107) (358) Tax benefits 14 35 454 846 Share based payments - (86) 0 (457) Effect of presumed profit of subsidiaries¹ 7,092 7,714 28,995 38,901 Other additions (exclusions), net 197 11 393 (88) Income taxes expenses (13,232) (11,739) (47,048) (47,734) Current (14,196) (12,671) (45,996) (55,245) Deferred 964 932 (1,052) 7,511 Effective tax rate 22% 21% 21% 19% 37

13.1 18.5 3.3 8.7 0.9 2.4 3.0 15.2 17.3 1.0 8.4 1.0 2.6 2.7 General and Administrative Expenses 1 Q 2021 (R$mm) 1 Q 2022 (R$mm) Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$50.0 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Other R$48.1 mm - 4% 38

Balance Sheet Results Assets 12/31/2021 3/31/2022 Current assets Cash and cash equivalents 102,569 38,516 Cash and bank deposits 21,679 9,109 Financial instruments at fair value through profit or loss 80,890 29,407 Financial instruments at fair value through profit or loss 1,372,926 1,324,292 Trade receivables 44,316 41,453 Sub - leases receivable - 1,500 Taxes recoverable 3,199 3,214 Other assets 4,193 7,136 Total current assets 1,527,203 1,416,111 Non - current assets Financial instruments at fair value through profit or loss 8,593 9,235 Trade receivables 19,368 20,042 Sub - leases receivable - 2,256 Taxes recoverable 80 61 Deferred taxes 4,970 6,057 Other receivables 2,011 1,851 35,022 39,502 Property and equipment 14,294 13,591 Right of use - Leases 69,329 63,159 Intangible assets 1,157 1,156 Total non - current assets 119,802 117,408 TOTAL 1,647,005 1,533,519 Liabilities and equity 12/31/2021 3/31/2022 Current liabilities Trade payables 831 366 Deferred Revenue - 17,504 Leases 22,304 22,755 Accounts payable 10,677 6,909 Labor and social security obligations 106,299 25,023 Taxes and contributions payable 23,762 14,838 Total current liabilities 163,873 87,395 Non - current liabilities Accounts payable - - Leases 63,240 59,581 Deferred taxes 5,016 5,209 68,256 64,790 Equity Share capital 15 15 Additional paid - in capital 1,382,038 1,382,038 Treasury shares (52,585) (73,815) Retained Earnings 70,183 59,315 Other reserves 15,182 13,747 1,414,833 1,381,300 Non - controlling interests in the equity of subsidiaries 43 34 Total equity 1,414,876 1,381,334 Total liabilities and equity 1,647,005 1,533,519 39

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	**11,223**	**8,493**	**23,664**	**2,421**	**5,399**	**2,948**	**3,080**	**57,229**
(+/-) Capital Subscription / (capital return)	135	-	142	(917)	110	(4)	-	(534)
(+) Capital Subscription	*136*	-	*142*	*151*	*215*	*52*	-	*694*
(-) Capital Return	*(1)*	-	-	*(1,068)*	*(104)*	*(55)*	-	*(1,228)*
(+/-) Net Inflow / (outflow)	-	(251)	(541)	-	-	196	(279)	(875)
(+/-) Appreciation / (depreciation)	(333)	1,091	128	(11)	(192)	66	110	858
Ending Balance	**11,025**	**9,333**	**23,394**	**1,493**	**5,317**	**3,206**	**2,910**	**56,677**

For the Twelve Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	**11,442**	**10,016**	**20,449**	**2,455**	**5,125**	**2,330**	**2,946**	**54,763**
(+/-) Capital Subscription / (capital return)	211	-	203	(912)	661	109	-	272
(+) Capital Subscription	218	-	203	277	889	186	-	1,772
(-) Capital Return	(7)	-	-	(1,188)	(229)	(76)	-	(1,500)
(+/-) Net Inflow / (outflow)	-	(730)	2,478	-	107	537	(108)	2,285
(+/-) Appreciation / (depreciation)	(628)	47	263	(50)	(576)	230	72	(643)
Ending Balance	**11,025**	**9,333**	**23,394**	**1,493**	**5,317**	**3,206**	**2,910**	**56,677**

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	**9,299**	**8,427**	**23,528**	**2,362**	**5,399**	**2,948**	**3,013**	**54,975**
(+/-) Capital Subscription / (capital return)	135	-	142	(917)	110	(4)	-	(534)
(+) Capital Subscription	*136*	-	*142*	*151*	*215*	*52*	-	*694*
(-) Capital Return	*(1)*	-	*0*	*(1,068)*	*(104)*	*(55)*	-	*(1,228)*
(+/-) Net Inflow / (outflow)	-	(251)	(541)	-	-	196	(283)	(879)
(+/-) Appreciation / (depreciation)	(197)	1,091	128	(12)	(192)	66	108	991
Ending Balance	**9,236**	**9,267**	**23,258**	**1,433**	**5,317**	**3,206**	**2,838**	**54,553**

For the Twelve Months Ended March 31, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	**9,530**	**9,955**	**20,299**	**2,351**	**5,125**	**2,330**	**2,884**	**52,474**
(+/-) Capital Subscription / (capital return)	211	-	203	(861)	661	109	-	322
(+) Capital Subscription	*218*	-	203	*277*	*889*	*186*	-	*1,772*
(-) Capital Return	*(7)*	-	-	*(1,138)*	*(229)*	*(76)*	-	*(1,450)*
(+/-) Net Inflow / (outflow)	-	(728)	2,488	-	107	537	(114)	2,290
(+/-) Appreciation / (depreciation)	(505)	39	268	(57)	(576)	230	68	(533)
Ending Balance	**9,236**	**9,267**	**23,258**	**1,433**	**5,317**	**3,206**	**2,838**	**54,553**

41 VINCI partners

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	1Q22	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	503.1	3.1%	3.1%	5.9%	8.1%	CDI4	CDI4
Atlas Strategy[2]	Hedge Funds	542.4	4.2%	4.2%	1.4%	3.2%	CDI4	CDI4
Vinci Total Return	Hedge Funds	282.3	8.8%	8.8%	19.4%	88.0%	IPCA5 + Yield IMA-B7	IPCA5 + Yield IMA-B7
Mosaico Strategy	Public Equities	1,205.6	11.0%	11.0%	-1.0%	52.3%	IBOV5	IBOV5
Vinci Gas Dividendos FIA	Public Equities	574.2	15.4%	15.4%	6.3%	50.8%	IBOV5	IBOV5
Vinci Valorem FIM	IP&S	2,376.3	4.2%	4.2%	7.6%	15.5%	IMA-B 57	IMA-B 57
Equilibrio Strategy[3]	IP&S	2,223.5	4.5%	4.5%	7.8%	16.1%	IPCA6	-
Vinci Selection Equities FIA	IP&S	581.6	9.1%	9.1%	-0.9%	49.9%	IBOV5	IBOV5
Vinci Crédito Imobiliário I	Credit	255.1	4.5%	4.5%	4.6%	18.1%	IPCA6	IPCA6 +7.785%
Vinci Crédito Imobiliário II	Credit	560.5	3.1%	3.1%	4.5%	14.4%	IPCA6	IPCA6+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	121.3	2.7%	2.7%	9.5%	13.9%	CDI4	CDI4
Vinci Energia Sustentável	Credit	600.0	-1.0%	-1.0%	4.6%	16.5%	IPCA6	IPCA6 + 6%
VISC11	Real Estate (listed REIT)	1,755.5	-1.4%	-1.4%	-3.6%	12.4%	IFIX8	IPCA6 + 6%
VILG11	Real Estate (listed REIT)	1,483.2	-3.7%	-3.7%	-9.5%	8.0%	IFIX8	IPCA6 + 6%
VINO11	Real Estate (listed REIT)	822.8	-9.8%	-9.8%	-9.9%	13.5%	IFIX8	IPCA6 + 6%
VIFI11	Real Estate (listed REIT)	202.0	-2.8%	-2.8%	-9.6%	-	IFIX8	IFIX8
VIUR11	Real Estate (listed REIT)	196.2	-3.1%	-20.8%	-	-	IFIX8	IPCA6 + 6%
VIGT11	Infrastructure (listed)	645.0	-1.8%	-1.8%	-3.1%	2.7%	-	-

Benchmark	1Q22	YTD	12 M	24 M
IBOV[5]	14.5%	14.5%	2.9%	64.3%
CDI[4]	2.4%	2.4%	6.4%	8.8%
IMA-B 5[7]	3.8%	3.8%	8.7%	18.0%
IPCA[6] + Yield IMA-B[7]	2.8%	2.8%	14.1%	23.4%
IPCA[6]	2.9%	2.9%	10.9%	17.7%
IFIX[8]	-0.9%	-0.9%	-2.3%	11.5%

42

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Investment records – Closed End Private Markets funds Fund Segment Vintage year Committed Capital (R$mm) Invested Capital (R$mm) Realized or Partially Realized (R$mm) Unrealized (R$mm) Total Value (R$mm) Gross MOIC (BRL) Gross MOIC (USD) Gross IRR (BRL) Gross IRR (USD) Fund 1 Private Equity 2004 1,415 1,206 5,058 229 5,287 4.4x 4.0x 71.5% 77.2% VCP II Private Equity 2011 2,200 1,805 1,844 2,390 4,234 2.3x 1.2x 12.6% 2.8% VCP III Private Equity 2018 4,000 1,825 34 2,910 2,944 1.6x 1.6x 48.6% 42.0% VCP Strategy² Private Equity 7,615 4,835 6,936 5,529 12,465 2.6x 2.3x 64.8% 70.3% NE Empreendedor Private Equity 2003 36 13 26 0 26 2.1x 2.6x 22.0% 30.5% Nordeste III Private Equity 2017 240 134 75 139 213 1.6x 1.3x 22.0% 9.8% VIR IV Private Equity 2020 1,000 189 2 203 205 1.1x 1.0x 23.8% 14.2% VIR Strategy³ Private Equity 1,276 336 103 342 445 1.3x 1.2x 22.1% 27.8% FIP Transmissão 4 Infrastructure 2017 211 104 241 161 401 3.9x 3.0x 69.4% 53.5% VIAS Infrastructure - 384 - - - - - - - - VFDL 5 Real Estate 2021 422 79 0 99 99 1.2x 1.4x 70.5% 107.4% 43

Shareholder Dividends ($ in thousands) 1H21 3Q ' 21 4Q'21 1Q'22 Distributable Earnings (R$) 101,976 61,743 68,515 53,255 Distributable Earnings (US$)³ 19,397 11,377 13,637 10,615 DE per Common Share (US$)¹ 0.34 0.20 0.24 0.19 Actual Dividend per Common Share² 0.30 0.16 0.20 0.17 Record Date September 01,2021 December 01,2021 March 10, 2022 May 24, 2022 Payable Date September 16, 2021 December 16,2021 March 24, 2022 June 08, 2022 ▪ Vinci Partners generated R$0.95 or US$0.19¹ of Distributable Earnings per common share for the first quarter of 2022. ▪ The company declared a quarterly dividend of US$0.17² per common share to record holders as of May 24, 2022; payable on June 08 , 2022 . 44

Share Summary ▪ Common Shares Outstanding as of quarter end of 55,829,316 shares. x Repurchased 326,261 common shares in the quarter, with an average share price of US$12.3. x Repurchased 1,084,272 common shares since the announcement of the share repurchase plan, with an average share price of US$12 .7. x Available authorization remaining was R$11.2 million on March 31, 2022. VINP Shares 4Q ' 20 (Pre IPO) 1Q ' 21 2Q ' 21 3Q ' 21 4Q'21 1Q'22 Class B 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class A – Partnership Units 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 27,175,861 Class A - Public Float N/A 15,271,488 15,094,833 14,921,318 14,513,477 14,187,216 Common Shares Outstanding 41,642,100 56,913,588 56,736,933 56,563,418 56,155,577 55,829,316 45

GP Commitment in Private Market funds

- As of March 31, 2022, the company had R$451.4 million in capital commitments signed to proprietary Private Markets funds.
- During the first quarter of 2022, the company signed R$269.0 million in capital commitments to proprietary Private Markets funds.
- Total GP Investments marked at fair value of R$258.7 million as of March 31, 2022.
- Total capital returned in the quarter of R$2.1 million, coming from dividends paid by our REITs.

(R$ millions, unless mentioned) Fund	Segment	1Q'22 Commitments	Total Capital Committed	1Q'22 Capital Called	Total Capital Called	Capital Returned/ Dividends Payed (1Q'22)	Accumulated Capital Returned/ Dividends Payed	Fair value of investments
Nordeste III	Private Equity	0.0	5.0	0.0	3.1	0.0	1.3	2.7
VCP III	Private Equity	0.0	3.1	0.6	1.7	0.0	0.0	2.5
VIR IV	Private Equity	0.0	11.1	0.8	2.9	0.0	0.1	2.7
FIP Infra Transmissão (co- investment)[1]	Infrastructure	0.0	29.5	0.0	8.9	0.0	19.7	12.7
FIP Infra Transmissão[1]	Infrastructure	0.0	10.5	0.0	3.4	0.0	6.2	4.0
VIAS	Infrastructure	0.0	50.0	26.5	27.8	0.0	0.0	27.0
VFDL	Real Estate	0.0	70.0	0.0	14.0	0.0	0.0	16.9
VIUR	Real Estate	0.0	67.3	0.0	67.3	1.4	4.6	49.5
VCS	Credit	22.0	80.0	22.0	80.0	0.0	0.0	84.4
Vinci FOF Imobiliário	Real Estate	0.0	10.0	0.0	10.0	0.0	0.0	10.8
VSP	IP&S	45.0	50.0	0.0	0.0	0.0	0.0	0.0
VINO	Real Estate	50.0	50.0	50.0	50.0	0.6	0.6	45.3
Vinci Transporte e Logística II	Infrastructure	15.0	15.0	0.0	0.0	0.0	0.0	0.0
Total		**132.0**	**451.4**	**99.8**	**269.0**	**2.1**	**32.5**	**258.7**

46

VINCI partners

Significant exposure to performance fee-eligible AUM

- Total Performance fee eligible AUM (PEAUM) of R$34.9 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$8 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.



PEAUM
R$35 bn
27%
24%
21%
9%
9%
8%
2%
Private Equity
IP&S
Public Equities
Real Estate
Credit
Hedge Funds
Infrastructure

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	AUM R$mm	Index type	Index Rate	Status
Offshore Vehicles	3,080	Preferred Return w/ Catch- Up[3]	USD + 8%	Within investment period
Onshore Vehicles	2,161	Preferred Return w/ Catch- Up[3]	IPCA[5] + 8%	Within investment period
Nordeste III	232	Preferred Return w/ Catch- Up[3]	IPCA[5] + 8.5%	Currently generating performance
Teman Pier	78	Preferred Return w/ Catch- Up[3]		Within investment period
Others	3,833			Not expected to pay performance
Total Private Equity	**9,383**			
Vinci Valorem	2,576	Hurdle[2]	IMAB 5[6]	Currently generating performance
Separate Mandates	2,113	Hurdle[2]	IBOV[7] + alpha	Currently generating performance
International[1]	1,542			Currently generating performance
Commingled Funds	730	Hurdle[2]	IBOV[7] + alpha	Currently generating performance
VSP	248	Preferred Return w/ Catch- Up[3]	IPCA[5] + 8%	Currently generating performance
Others	1,236			Currently generating performance
Total IP&S	**8,445**			
SWF	5,048	Hurdle[2]	FTSE[8]	Currently generating performance
Mosaico Strategy	1,206	Hurdle[2]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	574	Hurdle[2]	IBOV[7]	Currently generating performance
Others	490			Currently generating performance
Total Public Equities	**7,318**			
Listed REITs	2,520	Hurdle[2]	IPCA[5] + 6%	Currently generating performance
VFDL	436	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FOF Strategy	214	Hurdle[2]	IFIX9	Currently generating performance
Total Real Estate	**3,170**			
VCI II	722	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	600	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	340	Preferred Return[4]	IPCA[5] + 5%	Within investment period
Energia FIM	265	Hurdle[2]	CDI[10]	Currently generating performance
VCS	84	Hurdle[2]	IPCA[5] + 5%	Within investment period
VCI I	255			Not expected to pay performance
Others	867			Currently generating performance
Total Credit	**3,133**			
Atlas Strategy	542	Hurdle[2]	CDI[10]	Currently generating performance
Vinci Multiestratégia	503	Hurdle[2]	CDI[10]	Currently generating performance
Vinci Total Return	400	Hurdle[2]	IPCA[5]+ Yield IMAB[11]	Currently generating performance
Others	1,168			Currently generating performance
Total Hedge Funds	**2,613**			
VIAS	371	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Transportation and Logistics strategy	151	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	73	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
Others	193			Not expected to pay performance
Total Infrastructure	**788**			
PEAUM TOTAL	**34,851**			

47
VINCI partners

▪ Notes to page 4 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co - managed with IP&S from Equities. (2) CAGR is calculated considering AUM without double counting. (3) Source Anbima. (4) As of 1Q’22 last twelve months. ▪ Notes to page 5 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co - managed with IP&S from Equities. ▪ Notes to page 9 (1) Long term products include funds with former lockups superior to five years. (2) Private markets strategies include Private Equity, Real Estate, Credit and Infrastructure. ▪ Notes to page 11 (1) Previously managed by Rio Bravo. (2) Fund commitment and related co - investments. ▪ Notes to page 12 (1) CVM (Comissão de Valores Mobiliários) is the Brazilian equivalent to the SEC. ▪ Notes to page 13 (1) Independent asset manager classification excludes any managers that are either affiliated with a bank franchise, global a sse t manager franchise, or a FoFs. (2) Other alternative local asset managers include Patria and Kinea. (3) Other independent asset managers include Gavea and SPX. Notes and Definitions

Notes and Definitions (cont'd)

(4) Hedge funds include JPG, Bahia, Verde and others.

(5) Incumbent banks include Banco do Brasil, ITAU Unibanco, Bradesco, Santander, and Caixa.

- **Notes to page 16**

(1) Public company new recurring costs include personnel expenses such as changes made in the company's compensation structure after the IPO, new hirings for our board of directors, support teams such as Investor Relations and Financial Reporting, and other expenses such as audit and Nasdaq fees.

- **Notes to page 17**

(1) Accrued performance fees for the VCP offshore are as of 4Q'21. This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund's administrator.

- **Notes to page 18**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit.

- **Notes to page 19**

(1) Adjusted after tax Distributable Earnings is calculated as Distributable Earnings excluding non-recurring expenses.

- **Notes to page 20**

(1) Annualized dividend yield is calculated considering the company's first quarter dividend of US$0.17/share, and VINP's stock price on May 10, 2022, of US$11.83/share.

- **Notes to page 34**

((1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(2) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

(3) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Las twelve months are calculated as the sum of the last four quarters.

(5) Non-recurring expenses are composed mostly by expenses related to professional services to matters related to our international corporate organization.

Notes and Definitions (cont'd)

- **Notes to page 35**

(1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(2) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(3) Nonrecurring expenses are composed mostly by expenses related to professional services to matters related to our international corporate organization.

(3) Profit before income taxes includes Dividends to partners related to management, advisory and performance fees, distributed by the company to its original partners before the company turned public in 2021.

(4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

- **Notes to page 36**

(1) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(2) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(3) Depreciation and amortization is a non-cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020, and future periods.

- **Notes to page 37**

(1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

- **Notes to page 42**

(1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

(2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM.

(3) Equilibrio Strategy incudes the IP&S Family of pension plans.

(4) CDI is an average of interbank overnight rates in Brazil(daily average for the period).

(5) Brazil stock market most relevant index.

VINCI partners

Notes and Definitions (cont'd)

(6) IPCA is a broad consumer price index measured by the IBGE.

(7) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

(8) IFIX is an index composed by listed REITs in the brazilian stock Market.

- **Notes to page 43**

(1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III. Past performance of investments described herein is provided for illustrative purposes only and is not necessarily indicative of VCP II or VCP III's future investment results.

(2) Total commitments for VCP III include R$1.3 billion in co-investments.

- **Notes to page 44**

(1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.0171, as of May 5, 2022, when dividends were approved by our Board of Directors.

(2) Per Share calculations are based on end of period Participating Common Shares.

(3) Actual dividends per common share are calculated considering the share count as of the applicable record date.

- **Notes to page 46**

(1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

- **Notes to page 47**

(1) International mandates have several different benchmarks across its vehicles.

(2) The preferred return w/ catch-up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch-up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate.

(3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hurdle rate also are under a high-water mark clause.

(4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees.

(5) IPCA is a broad consumer price index measured by the IBGE.

(6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration.

VINCI partners

Notes and Definitions (cont’d) (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA(inflation rate) plus a fixed interest rate.

Notes and Definitions (cont'd)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory..
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

VINCI partners

Notes and Definitions (cont'd)

- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.
- "Net revenue from Fund Management and Advisory" is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.
- "Total compensation and benefits" is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company's IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme our partners.
- "Segment personnel expenses" are composed of the salary-part compensation paid to employees and partners of our funds' management teams.
- "Corporate center expenses" are composed by the salary-compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG.
- "Other general and administrative expenses" is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants' fees, such as legal and accounting, and office consumables.
- "GP investment income" is income from proprietary investments made by us in our own Private Markets' funds, used as GP Commitments.
- "Financial income" is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds' segments and listed REITs from our real estate segment.
- "Leasing expenses" include costs from the company's sub-leasing activities.
- "Income taxes" is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

VINCI partners

Notes and Definitions (cont’d) ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

Notes and Definitions (cont'd)

- Vinci Multiestratégia: The fund seeks to achieve long-term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks.
- Vinci Atlas: The fund seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds with no obligation of any class concentration.
- Vinci Mosaico FIA: Public Equities' long only flagship strategy. The strategy seeks to achieve long-term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis.
- Vinci Gas Dividendos: Public Equities' dividends flagship strategy. The strategy seeks to achieve long-term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market.
- Vinci Total Return: The fund seeks to achieve medium and long-term returns by investing most of its capital in the Brazilian stock market, through bottom up and top-down strategies.
- Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives.
- Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation.
- Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Brazilian public equities.
- Vinci Crédito Imobiliário I: The fund seeks to achieve long-term returns by investing in real estate mortgage-backed credit security bonds.
- Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds.
- VISC11: Shopping malls listed REIT, focused on acquiring income-generating shopping malls in Brazil.
- VILG11: Industrial listed REIT focused on acquiring mature income-generating industrial properties in Brazil.
- VINO11: Listed REIT focused on acquiring mature income-generating boutique office real estate assets in Brazil.
- VIF11: Listed REIT that invests in other listed REITs and real estate mortgage-backed credit security bonds.
- VIUR11: perpetual capital listed REIT, focused on income generation to its quotaholders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.

VINCI partners